

Alex Katz (b. 1927)

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Auction turnover for Katz's work more than tripled from 2021 to 2022. After reviewing over 200 other examples, Masterworks privately acquired the characteristic portrait by the artist.

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Initial Offering Price

$722,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

9.8%

Sharpe Ratio (1989-2021)	watch video
Alex Katz	▲0.53
All Art	0.28
S&P 500	0.56

83% Progress

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WHY WE LIKE THIS PAINTING


MASTERWORKS
02:29

- At 95 years old, Alex Katz is one of the most influential American figurative painters living today. His works continue to be widely celebrated in his late career and a major retrospective exhibition titled "Alex Katz: Gathering" recently opened at the Solomon R. Guggenheim Museum in New York City on October 21, 2022.
- Our acquisitions team has reviewed over 205 examples of work by Alex Katz from around the world, some of which are priced in excess of $1 million. Of these 205 works, this is the sixth one we have selected to be offered on the Masterworks platform.
- Executed in 2005, the Painting depicts a single female figure with piercing blue eyes who addresses the viewer. She is placed against a monochromatic pale yellow background.
- Katz has frequently drawn inspiration from film and advertising throughout his nearly seven decade career. The figure's simplified features, plus her placement within an ambiguous setting that minimizes any sense of explicit context, speaks to these specific influences.
- Katz's mature works from the 2000s, similar to the Painting, have performed well in recent years. As of January 25, 2023, examples created post-2000 featuring single female subjects have sold in excess of $800,000 at auction, including: *White Visor* (2003), which sold for $1,144,192 in March 2022, *Tara* (2003), which sold for $1,019,627 in December 2021, and *Bathing Cap (Suzette)* (2010), which sold for $823,415 in October 2021.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$10,514,267	221

ALEX
KATZ

b. 1927, UNITED STATES



$722,000
INITIAL OFFERING

9.8%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

13.3%
ANNUAL APPRECIATION OF RECORD PRICES[4]

Oil on canvas | 72 × 60 in. (183 × 152 cm.)

Alex Katz is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family.

The Painting is a characteristic example of Alex Katz's signature style, which employs flattened forms and a simplification of details to create stylized portraits. Executed in 2005, the Painting depicts a single female figure with piercing blue eyes who addresses the viewer. She is placed against a monochromatic pale yellow background. Katz has frequently drawn inspiration from film and advertising throughout his nearly seven decade career; the figure's simplified features, plus her placement within an ambiguous setting that minimizes any sense of explicit context, speaks to these specific influences. Katz has claimed that his work is primarily concentrated on "surface," which can be understood both in terms of execution and content. The Painting is rendered in bold, flat colors with sparing detail, and the subject's expression remains indecipherable. The artist deliberately foregrounds execution over emotion, stating that "what is depicted is absolutely unimportant. It's about painting, the power and energy of painting." Katz's mature works from the 2000s similar to the Painting have performed well in recent years. As of January 25, 2023, examples created post-2000 featuring single female subjects have sold in excess of $800,000 at auction. *White Visor* (2003), which is larger than the Painting, sold for £856,800 ($1,144,192) at Sotheby's, London on March 2, 2022. *Tara* (2003) sold for €901,000 ($1,019,627) at Ketterer Kunst, Munich on December 10, 2021, and *Bathing Cap (Suzette)* (2010), sold for £598,500 ($823,415) at Christie's, London, on October 15, 2021. The Painting's year, subject, and execution make it a commercial and desirable work by Alex Katz.

Alex Katz has been the subject of numerous solo exhibitions of both prints and painted portraits at notable institutions such as the Brooklyn Museum of Art and the Metropolitan Museum of Art in New York City, as well as the National Portrait Gallery in Washington, D.C. In 1986, the Whitney Museum of American Art in New York City curated a mid-career retrospective of Katz's work, which featured

AS OF JANUARY 25, 2023, THE ARTIST'S TOP TEN AUCTION RECORDS HAVE ALL BEEN SET IN THE LAST THREE YEARS AND ARE LED BY THE AFOREMENTIONED SALE OF *BLUE UMBRELLA I* (1972), FOLLOWED BY *THE RED BAND* (1978) WHICH SOLD FOR $3,166,000 AT SOTHEBY'S, NEW YORK, ON OCTOBER 28, 2020, AND *EAST INTERIOR* (1979), WHICH SOLD FOR $2,530,500 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.

Blue Umbrella II (1972). This major work is related to *Blue Umbrella I* (1972), which sold for £3,375,000 ($4,151,368) at Phillips, London on October 2, 2019 and as of October 28, 2022 , remains the most expensive work by the artist to have been sold at auction. Katz's works continue to be widely celebrated in his late career and a major retrospective exhibition titled "Alex Katz: Gathering" opened at the Solomon R. Guggenheim Museum in New York City on October 21, 2022. His work is also featured in the permanent collections of the Museum of Modern Art in New York, The Art Institute of Chicago, the Hirshhorn Museum and Sculpture Garden at the Smithsonian Institution and the National Gallery of Art in Washington, D.C., as well as in numerous international collections, such as the Tate Gallery and the Saatchi Collection in London, among others. As of January 25, 2023, the artist's top ten auction records have all been set in the last three years and are led by the aforementioned sale of *Blue Umbrella I* (1972), followed by *The Red Band* (1978) which sold for $3,166,000 at Sotheby's, New York, on October 28, 2020, and *East Interior* (1979), which sold for $2,530,500 at Sotheby's, New York, on May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Alex Katz (b. 1927, Brooklyn, NY) is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family. At eighteen, Katz joined the Navy in order to avoid being drafted into World War II, which by 1945, was coming to an end. His service concluded a year later and he was accepted into the fully funded tuition program for art and architecture at The Cooper Union in Manhattan. In the summer of 1949, Katz was introduced to plein air painting at the Skowhegan School of Painting and Sculpture in Maine, a method of painting outdoors, where he painted directly from his life for the first time. The flattened portraiture style for which Katz is best known, began to emerge around 1957, when he met Ada, his second wife and lifelong muse. Katz's style further developed throughout the 1960s into the artist's unique sense of figuration, which took a nod from the visual language of billboard ads, film, and television. Katz often cropped portraits in unexpected ways, repeated figures, and painted in flat shapes and broad strokes on a large scale.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Alex Katz with the following criteria: canvas paintings executed 1980 to present, that measure 30 inches by 30 inches to 100 inches by 100 inches, and that to the best of our ability to determine, depict single female subjects with fully visible faces, excluding cropped portraits, full-length figures, nudes works with fully developed backgrounds, and depictions of the artist's wife Ada. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 9.8% CAGR implied from selected sales occurring from November 13, 1991 to October 14, 2022.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for a particular artwork. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Alex Katz have a record price compound annual growth rate ("CAGR") of 13.3% from May 9, 1984 to September 30, 2022. This calculation is based on (i) a record price of $28,000 on May 9, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $3,444,098, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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